Exhibit 2.2

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (the “Agreement”) has been made and entered into effective as of this 31st day of January, 2020, by and among The Sustainable Green Team, Ltd., a Delaware corporation and publicly traded successor to National Storm Recovery, Inc. (“SGT” or the “Company”) and Anthony Raynor (“Raynor”) on the one hand (collectively, the “SGT Parties”) and; Mulch Manufacturing, Inc., an Ohio corporation (“MM’) and the sole shareholder of MM, Ralph Spencer (“Spencer”), on the other hand (the “MM Parties.”)(together the SGT Parties and the MM Parties are referred to as, the “Parties”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Ohio Business Corporations Act, and the United States Internal Revenue Code of 1986, as amended (the “IRC”), the Parties intend to enter into a certain business combination transaction whereby the Company will acquire the business of MM and the sole shareholder of MM will receive shares of the Company’s common stock as consideration for and in exchange for the business of MM, further defined by reference to certain assets and liabilities; together with the other terms and conditions, undertakings and covenants contained herein.

WHEREAS, the public company known as The Sustainable Green Team, Ltd. is the successor public company to Sierra Gold Corporation (“SG”) and prior to changing its name to National Storm Recovery, Inc, (“NSRI”) and then changing its domicile to the State of Delaware, SG was domiciled in die State of Wyoming. In order to “fence off” and ensure that any potential unknown or contingent liabilities, claims etc, that could have existed in SG could not cause losses for new investors, NSRI then incorporated The Sustainable Green Team, Ltd. (“SGT”) as its wholly owned subsidiary and SGT then incorporated Sierra Gold Merger Corp. (“Merger Corp”), pursuant to DGCL 251(g). Thereafter, NSRI merged into Merger Corp (SGT’s subsidiary) with Merger Corp surviving the merger so that the assets and liabilities of NSRI became the assets and liabilities of Merger Corp.. This holding company structure is created using the same statutory provision, DGCL 251(g), that Google used with the new corporation it formed to be its parent corporation, “Alphabet.” The final result of the transactions under DGCL 251(g) is the holding company structure with SGT as the publicly traded successor to National Storm in Recovery, Inc. (fka Sierra Gold Corporation): and as the publicly traded successor corporation, SGT has two wholly owned subsidiaries, (i) Merger Corp. (the survivor to the merger that holds all potential NSRI liabilities) and (ii) National Storm Recovery, LLC. Under the DGCL 251(g) transactions, each share of NSRI stock is exchangeable, on a one for one basis, for each share of SGT stock and the NSRI shareholders become SGT shareholders.

WHEREAS, the Parties structured the business combination transaction as a tax free share exchange whereby MM, and/or the business of MM, will become a wholly owned subsidiary of the Company, however the Parties specifically reserve the right to alter or amend the technical structure of the transactions and to make such structural non-substantive changes as rnay be necessary or desirable in order to maximize the value received by the Company and its shareholders and to eliminate or minimize any negative tax affects to the MM Parties; and the Parties will work together in good faith to make any such changes, if necessary. Notwithstanding anything to the contrary herein, in the event that the transactions, as structured, or as later reported would create a significant tax burden on Spencer, his family members, heirs, successors, assigns, companies and affiliates etc., the share exchange and other transactions shall be deemed void ab initio and thereon effective immediately thereafter to be reformed and modified first, to give effect to the business acquisition described herein and then to create and maximize the Company and its shareholders value and to also minimize any tax burden on Spencer, his family members, heirs, successors, assigns, companies and affiliates.

WHEREAS, the board of directors of MM (i) has determined that the Agreement (as defined in Section 1.1 below) is in the best interests of MM and its shareholders (ii) has approved this Agreement and the other transactions contemplated hereby (collectively, the “Transactions”) (iii) has adopted a resolution declaring the Agreement advisable, and (iv) has determined to recommend approval of this Agreement by, and directed that this Agreement be submitted to a vote of the shareholders of MM and received their unanimous consent;

WHEREAS, Cypress Forest Products, LLC (“CFP”) is a limited liability company of which Spencer is the sole member and sole member of its board of managers. CFP is the entity which holds the real property and improvements on which the “saw mill,” as described herein, is located. However, the assets of the saw mill are held by MM therefore, as an ancillary part of this Agreement, CFP is agreeing to MM and the Company’s use of that property and all improvement and the lease / purchase option as described herein.

WHEREAS, the board of managers of Cypress Forest Products (i) has determined that the provisions of this Agreement that provide MM and the Company with the use of the land and improvements located at County Road 194, Homerville, FL 31634 where the, “saw mill” is located (the “Homerville Property”), and the lease / purchase option thereof, is in the best interests of CFP and its sole member (ii) has approved the provision of th is Agreement relating to the use of the Homerville Property and die lease / purchase option thereof (iii) has adopted a resolution declaring that the provision of this Agreement relating to the use and lease / purchase option of the Homerville Property is advisable, (iv) has determined to recommend approval of the portion of this Agreement relating to the Homerville Property by, and directed that the provision of this Agreement relating to the Homerville Property be submitted to a vote of the members of CFP, (v) that it has been submitted to the vote of the members of CFP, (vi) that CFP has received the member’s consent and (vii) by executing the Acknowledgement at the end of this Agreement, that toe sole member of CFP is expressing his consent to the aforementioned provision relating to the Homerville Property as set forth herein;

WHEREAS, RJ Enterprises, LLC (“RJ”) is a limited liability company of which Spencer is toe sole member and sole member of its board of managers. RJ is the entity which holds toe real property contiguous to the Callahan property. RJ is agreeing to MM and the Company’s use of that property and all improvements and toe lease / purchase option as described herein.

WHEREAS, the board of managers of RJ Enterprises, LLC (i) has determined that the provisions of this Agreement that provide MM and toe Company with the use of the land and improvements located at 446195 Hwy. 301 South, Callahan, FL 32011 (the “Callahan Property”), and the lease / purchase option thereof, is in the best interests of RJ and its sole member (ii) has approved toe provision of this Agreement relating to the use of the Callahan Property and the lease / purchase option thereof (iii) has adopted a resolution declaring that the provision of this Agreement relating to the use and lease / purchase option of toe Callahan Property is advisable, (iv) has determined to recommend approval of toe portion of this Agreement relating to the Callahan Property by, and directed that the provision of this Agreement relating to the Callahan Property be submitted to a vote of toe members of RJ, (v) that if has been submitted to the vote of the members of RJ, (vi) that RJ has received toe member’s consent and (vii) by executing the Acknowledgement at the end of this Agreement, that the sole member of RJ is expressing his consent to the aforementioned provision relating to the Callahan Property as set forth herein

WHEREAS, the board of directors of toe Company (i) has determined that the Agreement is consistent with and in furtherance of the long-term business strategy of the Company and is fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement and the Transactions, (iii) has adopted a resolution declaring the Agreement advisable, and (iv) has approved the issuance or delivery of certain shares of the common stock of the Company, (“Company Common Stock”), pursuant to this Agreement; and

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE SHARI EXCHANGE

1.1 The Share Exchange. Subject to the terms and conditions of this Agreement,:

(a) Issuance of Company Shares. the Company shall issue or deliver certificates representing 40,000,000 shares of the Company’s Common Stock to Spencer (as the sole shareholder and member of MM) or any designee of Spencer pursuant to separate instructions to be delivered prior to issuance, and

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(b) Transfer of MM Shares. Spencer agrees to deliver to the Company duly endorsed certificate(s), representing all (100%) of the common stock of Mulch Manufacturing, Inc., (the “Spencer Certificate(s)”), and any other documentation as may be required to transfer the Spencer Certificate(s) to the Company or in the event that Spencer is not able to locate the certificates representing 100 shares of common stock, then Spencer shall deliver an executed and notarized affidavit of lost, stolen or destroyed stock certificate.

1.2 Specific Assets of MM that Stay in MM.

(a) Included Assets of.MM. In acquiring the businesses of MM as a wholly owned subsidiary, the Company is acquiring the following assets located at the following specified properties:

# of Units	Description
All Assets Sawmill
Co. Rd, 194
Homerville, FL 31634
Worlds largest chainsaw (cuts whole Semi-load of logs)
Conveying system from 3 Debarker to hark shredding system with 2 spreader’s and outfeed system
Cooper Scragg Mill saw with In and out feed log conveyer system
20’ wide log conveying belt feeding a jolar saw with out feed system and run around
Single Arbor gang edger with in feed and out feed
Lumber unscramble feeding tipple system
Tipple Lumber sorter with run around to gang edger
Lumber length hit inner with infeed and outfeed
1000 lumber green chain grading station
approx. 25	Lumber Carts
Stack Track beam handling system
Lumber De-Scrambler
2 bay dry kiln
approx. 3	Log trailers

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Approx. 3	Front loaders
Approx. 6	knuckle boom loaders
Approx. 3	Forklifts
Approx. 4	plaining systems infeed and Outfeed system
Misc. parts equipment and tools
Pendu-molder lumber
late model bagging system complete with hamer hopper & assorted equipment
2	Grade A bagger manual systems
2	Stretch wrap machines
60th whole tree chipper with antiquated infeed and outfeed system
Cyclone air removal system
2 stage Chip screen with run-around infeed and outfeed system

***** Moving from FARGO Pine straw Plant to Homerville
Tub Grinder
2	Manual Bagger
2	Stretch wrap machines
Front- L nd loader - Bobcats
Misc. tools and equipment
2	Forklifts

Description
446195 Hwy. 301 South
Cahahan, FL 32011
Auto Baggers complete
# of Units	Manual line bagger
4	Stationary Trommel, hoppers, conveyers
2	Coloring machine disc separator w Stacker and feeder
1	Electric Hogs ‘‘Grinders”
1	Log merchandising system
3	knuckle boom loader
diamond Z grinder
approx. 7	Peterson Grinder 4600
1	Front end loaders
2	Misc. tools & Fab Shop
approx. 6	Part’s and supplies
Debarker Flail w/ out feed
Bark outfeed conveying system
Hogs and hog outfeed part of 3 hogs
Complete SoffScape plant
approx. 8	Fork lifts

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# of	Description

Complete Colorant Plant facility

108 Copeland Street

Jacksonville, FL 32204

Lab Equipment

High Capacity dispersers (misers)

Powder lute unloading system

3                                                                        Approx. 10,000 gallon resin storage tanks

tools equipment and supplies

2                                                                                                    Fork Lifts

# of Units	Description

2480 Lane Avenue North, #1222

Jacksonville, FL 32254

1                                                                                     Cheetah Coloring Machine

Radial Stacker

2                                                                                                     Fork Lift

2                                                                                                 Front Loaders

Misc. SoftScape Equipment

Log Merchandising System

computers

ah office equipment

60	Surveillance cameras

tools and equipment

(b) Entirely Excluded Assets of MM. Entirely excluded are the following assets that will be distributed to Spencer and are not included as part of the business of MM. each of the three facilities and the equipment associated with them generally described as the West Branch Michigan Plant, the Columbus Ohio Plant, and the Fargo Georgia Plant, with the exception of the equipment located at that plant that will be moved to the Homerville facility. In addition, any non-business assets are excluded and will also be transferred out of MM, as necessary and although such transfer(s) may take place following closing as a practical matter, the Company acknowledges that it has no claim or right to those properties and that said transfers shall be deemed to have taken place prior to this Agreement (certain other items so excluded are as follows Chitty Chitty Bang Bang Car, non-commercial real estate, cash in company bank accounts, 2 portable mulch screens, currently being borrowed by Agrisource, Jnc., as well as 3 items located at the Homerville Property to wit; HMC Surplus Saw, Old Cooper scragg, and a Log Home Beam Maker, being sold at auction by Spencer, certain logging equipment leased to Hadley Enterprises and in Hadley’s possession; the new bagging line equipment located at Lane Ave. that has not been used to date, this may be sold to the Company at fair market value under a two year 4% promissory note, in form and substance substantially the same as the other notes where Spencer is or will be the holder as set forth herein.)

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Warehouse Condo

Address: 10418 New Berlin Road 122, Jacksonville, FL 32226

Legal:	38-IS-27E
New Berlin Warehouses Condominium,
Unit 122
1.9231% Int Common Elements

Residence

Address:43348 Ratliff Road

Legal:	Sec 16 TWN IN RNG 25
Lot 33 RP 1322
IN or 564 Pg 876
Ratliff Acres Unr

Madison

Address: Madison, FL

Legal:	Beg at NE Cor of NE4 of SE4
Run W 675’ N824’ SE 1048’
S 26’ to POB or 384 Pg 30

Fargo

Address:Box 1B1-A Suwanee Road, Fargo, GA 31631

Legal:	In Lots 322 and 271
13th Land District of Clinch County, GA
8.5 Acres

Unimproved Land

Address:3295 Laanie Road

Legal:	6-70 38-2B-26E
D O Ogilvie Estate PT Lot 6,
PT Mary Smith Grant 46-2N-26E

Leasehold Improvements

Address:2874 S M-76, West Branch, MI 48661

Cash

All Mulch Manufacturing cash, deposit, checking, savings, and money market accounts

(c) Use of Real Property and all Improvements by MM and Company. Certain parcels of real property and all improvements thereon used in the operations by MM are being transferred to Ralph Spencer or are otherwise deemed to have been transferred prior to the execution of this Agreement and then under the terms of this Agreement, MM and the Company shall have the use and enjoyment thereof as set forth herein. For a period of two years from the date of this Agreement, the Company shall have the complete use and benefit of certain parcels of real property / facilities used by MM and CEP in their business operations as well as the Callahan Property held by Rj Enterprises, LLC. During this two year period neither the Company nor MM shall be required to make any rental payments Thereafter, the Company and/or MM shall have the option to rent or purchase any of the properties/facilities at the fair market value on such date. The maximum length of any lease shall be 5 years, unless the Parties mutually agree to a longer term. Further, during die two year rent abatement period, while the Company is in possession of the properties, the Company shall be responsible for maintenance, any state and local taxes and insurance due on the properties used in the Mulch Manufacturing, Inc. business operations.

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Jahn Spencer as the holder of that certain Note, as modified by the Addendum dated January 31, 2020 received a pledge of the membership interests in certain limited liability companies pursuant to a Pledge and Security Agreement entered into in connection with that certain Ownership Transfer and Note Repayment Agreement and the Holder, as pledge of those membership interests hereby consents to MM and the Company’s use and enjoyment of the properties, subject to the terms set forth herein.

The following is a list and description of the properties that the Company is being provided on a rent free basis which are subject to the aforementioned purchase / lease option:

Mulch Mfg., Juc. Jacksonville Lane Ave Plant

2480 Lane Ave. N #1222

Jacksonville, FI, 32254

Approx. 35 acres / approx. 100,000 sqft Facility

Jacksonville Colorant Plant

108 Copeland St.

Jacksonville, FL 32204

Approx. 40,000 BLDG on Property

Mulch Mfg., Inc.

446195 Hwy. 301 South

Callahan, FL 32011

Approx. 100 Acres Site

Homerville Sawmill

Co. Rd. 194

Homerville , FL 31634

Approx. 60 acres land

(d) Certain Assets of MM. All of MM Notes and Accounts Receivable and all Inventory of MM and advances thereon (reported at cost) are included in the acquisition of MM and the Company shall have immediate possession of them by its ownership of MM, However, the 40 million shares of the Company’s Common Stock issuable hereunder is based on these two assets being removed from the company - As of January 31, 2020, the date of this Agreement, the Accounts Receivable net of any required adjustments and Inventory net of any required adjustments are an aggregate of approximately $ 15,000,000, subject to audited year-end adjustments and roll-forward to January 31,2020 approved by MM’s audit Firm. As consideration for the share exchange that is the subject of this Agreement, and the inclusion of these items in the businesses so acquired, foe Company has agreed to provide Spencer the amount of these funds through the sale or issuance of shares of the Company’s Common Stock, at a time when such issuance would be minimally dilutive. The value of these assets are valued separately from foe share exchange and that certain demand promissory note payable to Spencer in the amount of approximately $14 million will be adjusted to reflect the value of the inventory, the accounts receivable and any other sums lent by Spencer to MM. The note shall bear interest at a rate of 4% APR and have a term of two years. The Parties anticipate that their mutually anticipated earnings will allow them to sell or issue far fewer shares than may currently be required. It is the Parties’ intent to issue/sell shares under a registration statement filed on Form S-l with foe U.S. Securities and Exchange Commission. Thus, payments shall begin at foe earlier of (i) two years from the date of this Agreement or (ii) upon such time as Spencer and Raynor determine that the current price of the Company’s common stock is such that they believe it is in the best interest of the Company and its shareholders to prepare and file a registration statement at which time they shall prepare and file a registration statement covering a sufficient number of shares such that when sold, those shares will equal the amount then due to Spencer as stated above,

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(e) Notes and Obligation’s of MM to Spencer. Spencer and MM shall amend that certain note payable to him in the amount of approximately $14 million, representing to the value of all Notes and Accounts Receivable and all inventory of MM and advances thereon that are remaining with MM, subject to audited year-end adjustments and roll-forward to January 31,2020 That Note with MM as the borrower and Spencer as the Lender or Holder shall be amended post closing to reflect those values following completion of the audit and roll-forward to January 31, 2020, as stated, made for a maximum term of two years, bearing simple interest at 4% APR and payments shall begin at the earlier of (i) two years from the date of this Agreement or (ii) upon such time as Spencer and Raynor determine that the current price of the Company’s common stock is such that they believe it is in the best interest of the Company and its shareholders to prepare and file a registration statement at which time they shall prepare and file a registration statement covering a sufficient number of shares such that when sold, those shares will equal or exceed the amount then due to Spencer. The Parties, acknowledge, agree and accept that the certain note that MM entered into with John Spencer, Ralph Spencer’s father (the “John Note”), having the principal amount of $4,000,000 currently outstanding, shall remain the obligation of MM under its original terms as modified by mutual agreement by that certain Addendum of even date herewith. The principal due under the John Note was originally $6,000,000. However, $2,000,000 has been paid since it was executed and all payments due thereunder are current as of the date of this Agreement and the Addendum, In addition to the original payment terms set forth in the note and affirmed by the Addendum, there is a requirement that any payment made to Ralph Spencer by MM shall require an equal amount be paid to John Spencer as the John Note Holder until such time as foe Note is paid in full. In addition the Addendum provides John Spencer’s required consent as the Holder required for a change in control of MM and eliminates the covenants that are set forth in Section 3 of the Note. Further, the pledge of MM common stock and security interest in MM assets that had been granted were also released by execution of the Addendum. There are no other obligations or liabilities to Spencer or any affiliates or affiliated entities other than those described herein.

(f) Raynor Employment Agreement, Raynor and the Company agree that Raynor will enter into an employment agreement with the Company that is for a term of 5 years from foe date hereof, which agreement shall contain customary non-compete and non-solicitation provisions.

(g) John Spencer Employment Agreement, Pursuant to Section 2(c) of the Ownership Transfer and Note Repayment Agreement dated January 31,2019, John Spencer was to be employed by MM as long as the Note (the note issued in connection with the aforementioned agreement) was outstanding, receiving the same salary as he was receiving immediately prior to closing on that agreement; as well as an office, health insurance benefits, a company automobile and cell phones for John and Edna Spencer. Ihe Company is acknowledging and accepting foe terms of that agreement as a continuing obligation of MM with the added provision that, when the Note is paid in full, if John Spencer wishes to continue in his employment with MM he may continue in his current capacity or in such other capacities as the board of directors may identity and he may agree.

1.3 Effects of the Share Exchange. On or as soon after execution of this Agreement as is practicable:

(a) Corporate Status of MM. M M shall be a wholly owned subsidiary of the Company;

(b) Issuance of Company Shares to Spencer. MM’s sole shareholder, Ralph Spencer, and his designees shall hold 40,000,000 shares of the Company Common Stock with the issuance of such shares conditioned on and subject to the same mutual agreement as those shares of the Company held bv Raynor, all as described in that certain Shareholder Agreement of even date;

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(c) Board Representation. Spencer shall be provided a seat on the Company’s board of directors, to hold office until his death, permanent disability, resignation, and only following the payment of the promissory note reflecting the value of the inventory and receivables of MM as set forth herein and subject to adjustment following MM’s audit; and only thereafter, until his removal or his successor is duly elected and qualified, all in accordance with the certificate of incorporation and bylaws of the Company and applicable Law.

(d) Spencer and Raynor’s Mutual Agreement as Shareholders. Spencer and Raynor agree that they will be eligible to receive bonuses and that all stock bonuses shall be equal as between them as members of the board of directors; they further agree that when they desire to sell Company shares that they will each sell in an equal number and pursuant to a 10b5 plan. Notwithstanding the forgoing, in the event that Raynor and Spencer are to receive any bonuses paid in cash during a time while there are any sums outstanding under the “John Note” then as a requirement for such bonuses to be paid to Raynor and Spencer, the amount to be paid to them shall also be paid toward any principal then outstanding under the John Note. That is, the amount payable under the John Note shall be the same as either Anthony Raynor or Ralph Spencer is to receive (but not both together). This right of the Holder under the John Note to additional payments shall cease once the John Note has been paid in full

(i) Bleed-Out Agreement. As to the 10 million shares of the Company’s Common Stock that each Raynor and Spencer will hold upon execution of this Agreement (the “Subject Shares”), each mutually agree that the Subject Shares shall be subject to a bleed-out agreement as follows; The purpose of this bleed-out agreement is to allow for shares to be sold in an orderly manner. The bleed-out provision is effective from the date hereof or issuance in the case of Spencer, and run until all of the Subject Shares have been sold by Spencer and Raynor. Each agrees that he will not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of any of the Common owned of the Company owned directly by him or with respect to which he may have beneficial ownership as defined by the rules and regulations of the Securities and Exchange Commission, except in compliance with the following share limitation and selling restriction. In each case, sales of the Subject Shares shall be limited to the greater of (A) ten percent (10%) of the ten day average daily trading volume as reported by a nationally recognized source (e.g. Bloomberg) or (B) $1,000 worth of shares, exclusive of commissions (the “Share Limitation”), during any trading day (the “Selling Restriction”). This Share Limitation shall continue unless terminated or modified by mutual agreement and the Share Limitation is not cumulative. Therefore, if he forgoes selling any of his part of the Subject Shares for a particular day, during the following day he will be limited by the Share Limitation. Each understands and agrees that this bleed-out provision is irrevocable except by mutual written agreement and shall be binding upon him and his heirs, legal representatives, successors, and assigns. This Bleed-Out Agreement will be set forth in and as a requirement in any 10b5 plan to which Raynor or Spencer are parties; and

(ii) Tag Along Agreement. Each of the Company Raynor and Spencer agree that upon execution of this Agreement, that the Subject Shares shall be subject to the following

Tag Along Agreement. In the event that either Raynor or Spencer, elects to sell, or otherwise transfer for value, all or a portion of his Common Shares, in response to a bonafide offer (the “Tag-Along Offer”) from a third party (a “ Tag-Along Transaction”), then foe other party shall have the right (the “Tag-Along Right”) to require, as a condition to the proposed Tag- Along Transaction, that such proposed bonafide third party acquirer of the Common Shares from him also purchase and/or acquire such number of Common Shares from the other which bears the same proportion to all of the Common Shares the other then owns, as the number of Common Shares that is the subject of the Tag-Along Offer bears to all of the Common Shares then outstanding, for an amount of consideration per Common Share in respect of the other’s Common Shares equal to the amount of consideration per Common Share being received by the party first made the offer. The other party shall further be entitled to the same form of consideration, payment terms and security in connection with any Tag-Along Transaction as is being received by the party first made the offer. For example, if Spencer is made a bona fide offer to sell 20 million of his shares, Raynor shall have the right to also sell the buyer 20 million of Raynor’s shares (at the same price or the same kind and value of consideration as Spencer would receive). Alternatively, if the buyer is only buying 20 million shares total, then for the transaction to proceed, each Raynor and Spencer must be allowed to sell 10 million shares to the buyer, and again, at the same price, consideration and value as the other is to receive.

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(e) Raynor and Spencer Notes. Upon execution of this Agreement the note dated December 1,2019 payable to MM issued in connection with that certain equipment purchase agreement dated October 2, 2019, is hereby amended and restated to remove the conversion feature and will be extended such that the maximum term will be two years from the date hereof and bear interest at 4% APR. No payments of principal or interest shall be due until maturity and any security interest shall be limited to the equipment sold under that purchase agreement. The bonus shares issued under the equipment purchase agreement dated October 2,2019 shall be returned and canceled simultaneously with the issuance of the 40,000,000 shares issuable under this Agreement. Similarly Raynor has a promissory note with the Company in an amount of approximately $330,000 that will be reformed to have terms substantially die same as Spencer’s (except for the security interest) and both Spencer and Raynor agree that these notes will be payable from the proceeds of the sale of the Company’s shares of Common Stock made pursuant to a registration statement filed with the Securities and Exchange Commission on Form S-1.

(f) Spencer Banking Relationship. Upon execution of this Agreement, Spencer shall help negotiate and secure the Company funding with Sun Trust Bank or another competitive bank to refinance the Company’s rental equipment obligations as well as a credit line and Company credit card. In addition, Spencer agrees to help provide the bank financing to pay-off the rental equipment known as Global Rental, consisting of 3 grapple trucks, I - 45 ton crane, 1 - bucket truck and 1 - trailer as well as foe Company’s Vermeer horizontal grinder, JCB excavator and JCB font end loader. In addition, Spencer agrees that if there is an opportunity for him to assist the Company in obtaining more favorable financing terms for additional equipment, he agrees that he will use his best efforts to do so. This provision does not, in any way, require Spencer to execute, deliver or otherwise provide a personal guarantee in connection with his negotiation or securing of any loan ultimately made to the Company

(g) Spencer Funding and Security Interest. In addition to the forgoing, Spencer shall provide by wire transfer to the Company, $430,000 in immediate working capital. Further Spencer will continue to fund MM as well as the Company, in his discretion, in such amounts and at a rate of 4% APR, such landing to be repaid from the proceeds from the sale of foe Company’s Common Stock sold pursuant to the Company’s registration statement to be filed on form S-1. Spencer shall be granted a first position security interest and shall be entitled to duly file any UCC - 1 financing statement necessary to perfect his security interest for any loans so made. Notwithstanding the forgoing, Spencer agrees that he will subordinate his security interest, specifically as to a security interest on any equipment or assets where such equipment or assets are to be acquired from the proceeds of a loan or financing made for the purpose of acquiring that equipment or those assets, In addition to the forgoing Spencer advanced $300,000 pursuant to a promissory note in anticipation of closing on this transaction and the note issued shall be amended and replaced so that its term and maturity shall be two years so that it is consistent with Spencer’s other notes and the conversion feature contained therein and any right to shares upon conversion shall be removed from it.

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(h) Bankruptcy, Receivership or Liquidation. In the unlikely event that (i) the Company files a voluntary petition in bankruptcy; (ii) is the subject to an involuntary petition in bankruptcy and the same are not dismissed within 90 days; (iii) a petition for the appointment of a receiver is filed and granted wherein the receiver is duly appointed by court order and given the authority to liquidate the Company’s assets; or (iv) there is an assignment for the benefit of creditors; and under any of the forgoing items (i) - (iv) (each a, ‘‘Liquidation Event”), i.e. the Company is being liquidated, then Spencer shall have the right to unwind the share exchange as follows: If there is a Liquidation Event Spencer shall be entitled to (a) receive the equipment that was acquired by virtue of the acquisition of MM (the “Equipment”) and (b) return all of the unsold or transferred 40 million shares issued hereunder, with the Equipment to be returned reduced in kind, by the proceeds he received from the sale of any of the 40 million shares or if transferred without sale, less the value of the shares so transferred. In any case, if equities require, adjustment shall be made to take into account the sale of any Equipment or any improvements that the Company may have made thereto. This right to “unwind” the share exchange shall terminate upon the earlier of: (x) 5 years from the date hereof, (y) following six continuous months wherein the price of the Company’s Common Stock trades at a price of $5.00 or greater during each week in the six month continuous period, or (z) the proceeds from the sale or value at the time of the transfer without sale, of Spencer’s shares of the Company’s Common Stock are equal to or greater than the fair market value of the adjusted Equipment value.

(i) Royalty Agreement. Upon execution of this Agreement the Royally Agreement of even date shall be executed and delivered.

2.1 Interpretation.

(a) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The terms “hereof ” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) When a reference is made in this Agreement to an Article, Section, paragraph. Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified.

(d) The word ‘‘include”, “includes”, and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified.

(e) A reference to any Party to this Agreement or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns.

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(f) Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(g) The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to he construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

(h) All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

2.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

2.3 Assignment; Binding Effect; Benefit, Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall issue to the benefit of the Parties hereto and their respective executors, heirs, personal representatives successors and assigns.

2.4 Fees and Expenses. All fees and expenses incurred in connection with the Agreement and the other Transactions, shall be paid by the Party incurring such fees or expenses, whether or not the Agreement is consummated.

2.5 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

2.6 Governing Law. This Agreement and any Exhibits and Schedules hereto shall be governed by and interpreted and enforced in accordance with the Laws of the State of Florida, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause foe application of the Laws of any jurisdiction other than the State of Florida.

2.7 Consent to Jurisdiction; Waiver of Jury Trial Each Party irrevocably submits to foe exclusive jurisdiction of (a) Florida, and (b) the United States District Court for the District of Florida, for the purposes of any Proceeding arising out of this Agreement or any of the Transactions. Each Party agrees to commence any such Proceeding either in the United Slates District Court for the District of Florida or if such Proceeding may not be brought in such court for jurisdictional reasons, in the District Court sitting in Orange County. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Proceeding in Florida with respect to any matters to which it has submitted to jurisdiction in this Section 2.7. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or any of the Transactions

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2.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.9 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or PDF via e-mail) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

2.10 Entire Agreement. This Agreement the Company and any documents delivered by the Parties in connection herewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto. Except as otherwise provided herein, no addition to or modification of any provision of this Agreement shall be binding upon any Party hereto unless made in writing and signed by all Parties hereto.

IN WITNESS WHEREOF, the Parties have executed this Agreement or caused this Agreement to be executed by the respective officers thereunto duly authorized, in each case as of the date first written above.

THE SUSTAINABLE GREEN TEAM, LTD.		INDIVIDUALLY

By:	/s/ Anthony Raynor 2-7-2020	/s/ Anthony Raynor 2-7-2020
	Anthony Raynor, CEO	Anthony Raynor

MULCH MANUFACTURING, INC.

By:	/s/ Ralph Spencer	/s/ Ralph Spencer
	Ralph Spencer, CEO	Ralph Spencer

Acknowledgement of Cypress Forest Products, LLC and RJ Enterprises, LLC

As to the real estate provisions set forth in Section 1.2 (e) of this Agreement, they are: Agreed and Accepted by:

/ Ralph Spencer
Ralph Spencer, Individually

and

CYPRESS FOREST PRODUCTS, LLC

By:	/s/ Ralph Spencer
Ralph Spencer, CEO

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RJ ENTERPRISES, LLC
By:	/s/ Ralph Spencer
Ralph Spencer, CEO

Acknowledgement, Consent and Acceptance of John Spencer

John Spencer as the Holder of that certain Note in the original principal amount of $6 million dated January 31, 2019, as amended by the Addendum dated January 31, 2020 hereby consents to the terms of this Agreement, individually as the Note Holder, Secured Party and Pledgee

John Spencer, Individually

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